November 24, 2008

VIA EDGAR AND BY FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	John Reynolds
Assistant Director

Re:	Guess?, Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 1, 2008
File No. 001-11893

Dear Mr. Reynolds:

Guess?, Inc. (the “Company”) is in receipt of your letter dated November 10, 2008 (the “Comment Letter”) that sets forth the comment of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response letter dated October 2, 2008, concerning the Company’s above-referenced Form 10-K for fiscal year ended February 2, 2008 filed with the Commission on April 1, 2008 and the Company’s Proxy Statement filed with the Commission on May 15, 2008.

In the Comment Letter, you requested that the Company respond to the comment set forth therein within 10 business days of November 10, 2008, or tell the Commission when the Company would provide a response.

The Company is in the process of preparing a response to the Comment Letter and plans to provide that response to the Commission on or before December 9, 2008.  The additional time to file the response is required to facilitate preparation of a thorough response that includes input from the Company’s Board of Directors, which is scheduled to meet during a committee meeting on December 1, 2008 (and in consideration of the upcoming Thanksgiving Holiday and the Company’s preparation for its quarterly earnings release scheduled for December 4, 2008).

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
Assistant General Counsel
Guess?, Inc.
(213) 765-3630 (direct)
(213) 765-0911 (facsimile)

cc:	Edwin S. Kim
Attorney-Adviser
U.S. Securities and Exchange Commission

Pamela Howell
Special Counsel
U.S. Securities and Exchange Commission

Jeffrey Walbridge
O’Melveny & Myers LLP